Exhibit 99.1

Press Release

VTTI ENERGY PARTNERS LP REPORTS FINANCIAL RESULTS

FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2014

LONDON, February 10, 2015 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today reported its financial results for the fourth quarter ended December 31, 2014.

Highlights

•	Generated Adjusted EBITDA(1) of $50.1 million for the fourth quarter of 2014, exceeding the Adjusted EBITDA of $49.1 million forecast at the time of our initial public offering in August 2014 (the “IPO”).

•	Generated distributable cash flow(1) of $12.7 million for the fourth quarter of 2014, exceeding the distributable cash flow of $11.7 million forecast at the time of the IPO.

•	Declared a quarterly cash distribution to unitholders of $0.2625 per unit with respect to the fourth quarter of 2014, equivalent to our minimum quarterly distribution of $0.2625 per unit or $1.05 per unit on an annualized basis. The implied distributable cash flow coverage ratio was 1.18x.

•	Achieved a record annual Health, Safety and Environmental (“HSE”) performance.

•	Appointed Yee Yang Chien as the new chairman of the Board of Directors (the “Board”) of VTTI Energy Partners GP LLC, the sole general partner of VTTI (the “General Partner”), effective February 1, 2015, replacing our previous chairman, Nasarudin Md Idris, who has retired from the Board.

•	Appointed Captain Rajalingam Subramaniam to the Board.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures. See Appendix A for a reconciliation to the most directly comparable U.S. GAAP financial measure.

Financial and Operating Results Overview

The operating and financial performance of VTTI for the fourth quarter ended December 31, 2014, was consistent with our expectations, and the Partnership continued to evaluate growth opportunities and develop a number of greenfield and organic projects.

Mr. Rob Nijst, Chief Executive Officer of VTTI, stated: “Our continued strong performance in the fourth quarter was achieved despite a highly volatile commodity market environment, demonstrating the stability of our business model and lack of direct commodity price exposure. As we stated at the time of the IPO, the profitability and growth of our business is not dependent upon future investment in oil production and infrastructure in North America or elsewhere, but rather is driven by growing product demand levels and the regional supply and demand energy imbalances that we continue to see in the global marketplace.”

Total operating income for the fourth quarter ended December 31, 2014 was $30.4 million while net income was $11.4 million. Adjusted EBITDA for the fourth quarter ended December 31, 2014 was $50.1 million and the Partnership generated $12.7 million of distributable cash flow, exceeding the forecasts at the time of the IPO of $49.1 million and $11.7 million respectively.

In 2014, VTTI also achieved its best ever annual HSE performance, with a recorded total injury rate of 1.9 injuries per million hours, which compares favorably with the highest industry standard.

Cash Distribution

On January 27, 2015, the Board declared a quarterly cash distribution of $0.2625 per unit with respect to the fourth quarter of 2014. The implied distributable cash flow coverage ratio was 1.18x. The distribution was equivalent to our minimum quarterly distribution of $0.2625 per unit, or $1.05 per unit on an annualized basis. The cash distribution will be paid on February 13, 2015 to unitholders of record as of the close of business on February 6, 2015.

Financing and Liquidity

As of December 31, 2014, the Partnership had cash and cash equivalents of $36.3 million and total bank debt outstanding of $573.7 million (excluding restricted cash and debt held by affiliates), implying a net debt to Adjusted EBITDA ratio of 2.7x. There was an undrawn amount of approximately $35 million under the revolving credit facility entered into at the time of the IPO by VTTI MLP B.V.. Further, our sponsor, VTTI B.V., has the ability to lend money to the Partnership from its available sources of liquidity.

We believe that our current resources, including cash generated by the operations of the Partnership, are sufficient to meet the working capital requirements for our current business and to finance potential growth.

Board Changes

On January 27, 2015, Mr. Yee Yang Chien was appointed as the Chairman of our General Partner, effective February 1, 2015, replacing Mr. Datuk Nasarudin Md Idris. Mr. Yee has served as a director since June 2014 and has 10 years’ experience in both direct shipping and research and investment banking, and is currently Chief Executive Officer and President of MISC Berhad (“MISC”). Mr. Yee has also served within MISC as Chief Operating Officer, Group Vice President of Corporate Planning and Vice President of Corporate Planning and Development. Mr. Yee sits on the board of several major subsidiaries of MISC including Malaysia Marine and Heavy Engineering Holdings Berhad and AET Tanker Holdings Sdn. Bhd.

On January 27, 2015, Captain Rajalingam Subramaniam was appointed as a director to the Board, effective February 1, 2015. Captain Subramaniam has served as Vice President Fleet Management Services of MISC since 2008 and previously worked as General Manager Shipmanagement and Group Vice President of AET Shipmanagement. He was appointed as Honorary Commander of the Royal Malaysian Navy in 2009 and was elected as the Vice Chairman of the International Tankers Owners’ Association in 2012. He sits on the board of several subsidiaries of MISC including Malaysia Marine and Heavy Engineering Holdings Berhad as well as joint venture companies within the MISC group.

Mr. Datuk Nasarudin Md Idris retired from the Board effective on January 31, 2015.

Outlook

Mr. Rob Nijst, Chief Executive Officer of VTTI commented: “VTTI has a robust and stable business model with no direct commodity price exposure. Given our high quality international portfolio of terminals and strong customer position, we are well placed to capitalize on long term regional supply and demand imbalances in energy markets and react to any opportunities that may arise from changes in market pricing structures. Our growth strategy remains on track and we continue to look for expansion opportunities; both internally, from organic sources or dropdowns from VTTI B.V., and from external strategic greenfield development and brownfield acquisitions.”

About VTTI Energy Partners LP

VTTI Energy Partners LP is a publicly-traded master limited partnership formed in April 2014 by VTTI B.V. to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, the following: future supply of, and demand for, refined petroleum products and crude oil; general economic conditions; our future financial condition and liquidity; significant interruptions in the operations of our customer; dependence on a relatively limited number of key customers; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; reduced volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; uncertain integration of future acquisitions of terminals or other assets; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities; fluctuations in currencies and interest rates; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities Exchange Commission on August 1, 2014 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contacts

Hill + Knowlton Strategies New York,

Peter Poulos, +1 212 885 0588

Hill + Knowlton Strategies Amsterdam,

Tanno Massar, +31 20 4044707

SOURCE: VTTI Energy Partners LP

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

for the three months ended December 31, 2014 and 2013

(in US$ millions)

	Three Months Ended, December 31,
	2014	2013
Revenues, third parties	19.5	22.2
Revenues, affiliates	60.9	59.4

Total revenues	80.4	81.6

Operating costs and expenses:
Operating costs	24.3	21.1
Depreciation and amortization	18.1	18.0
Selling, general and administrative	7.7	5.6
Loss on disposal of property, plant and equipment	(0.1)	—
Loss on write-off of assets	—	—

Total operating expenses	50.0	44.7

Total operating income	30.4	36.9

Other income/(expense):
Interest income/(expense), including related party	(3.2)	(5.9)
Other finance income/(expense)	(1.7)	(0.2)
Net profit/(loss) on foreign currency transactions	(10.4)	(0.4)
Fair value movements derivatives	5.3	(1.4)

Total other income/(expense), net	(10.0)	(7.9)

Income before income tax expense	20.4	29.0
Income tax expense	(9.0)	(7.0)

Net income	11.4	22.0

Non-controlling interest	(7.6)	(1.5)

Net income/(loss) attributable to parents’ equity	3.8	20.5

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

as of December 31, 2014 and December 31, 2013

(in US$ millions)

	December 31,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	36.3	54.5
Restricted cash	2.2	8.0
Trade accounts receivable	9.7	9.8
Affiliates	23.6	22.8
Other receivables and current assets	21.9	15.8
Prepaid expenses	1.7	3.2
Deferred tax assets	0.9	2.6
Derivative assets	7.7	0.0

Total current assets	104.0	116.7

Long-term assets:
Long-term receivables	1.2	14.0
Long-term prepaid expenses	22.7	23.8
Deferred tax assets	32.8	40.8
Property, plant and equipment	1,276.8	1,283.4
Lease rights	40.2	46.2
Goodwill	119.6	131.4
Derivative assets	15.2	0.0
Deferred debt issuance costs	0.5	2.2

Total long-term assets	1,509.0	1,541.8

Total assets	1,613.0	1,658.5

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Trade accounts payable	16.5	22.7
Affiliates	4.4	44.8
Current instalments of long-term debt	0.0	25.1
Derivative liabilities	5.6	3.6
Other liabilities and accrued expenses	31.4	26.6

Total current liabilities	57.9	122.8

Long-term liabilities:
Long-term debt, excluding current instalments	573.7	175.6
Derivative liabilities	8.4	3.5
Long-term debt, affiliates	56.1	611.8
Post-retirement benefit and post-employment obligation	11.8	12.4
Environmental provisions	23.0	30.1
Deferred tax liabilities	33.0	46.0
Other long-term liabilities	13.9	10.6

Total long-term liabilities	719.9	890.0

Total liabilities	777.8	1,012.8

Owner’s equity:
Parent’s equity	283.1	594.8
Non controlling interest	552.1	50.9

Total owners’ equity	835.2	645.7

Total liabilities and owners’ equity	1,613.0	1,658.5

Basis of Preparation and Presentation

The accompanying unaudited interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information.

As of August 6, 2014, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to August 6, 2014, the statement of operations and balance sheet have been prepared on a “carve out” basis from the accounting records of the VTTI Group using actual results of operations, assets and liabilities attributable to the Partnership, including allocation of expenses from VTTI and are recorded at VTTI’s historical book value. The Partnership’s unaudited interim financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s terminal-owning and operating subsidiaries. See Note 2 of the audited combined carve-out financial statements for the year ended December 31, 2013, as found in the Partnership’s Registration Statement on Form F-1 for the IPO which was declared effective by the United States Securities Exchange Commission on August 1, 2014 and is available via the SEC’s website at www.sec.gov.

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table reconciles net income to Adjusted EBITDA for the fourth quarter ended December 31, 2014.

(in US$ millions)	Three Months Ended December 31, 2014
Net income(a)	11.4
Interest expense, including affiliates	4.7
Other items(b)	6.9
Depreciation and amortization	18.1
Income tax expense	9.0

Adjusted EBITDA(c)	50.1

(a)	The Partnership has now completed its determination of the amounts that are due under the group long-term incentive plan (“the LTIP”). Allocable non-cash costs of $3.3 million have accordingly been reflected in the net income for the fourth quarter ended 31 December, 2014.
(b)	Other items consist of non-cash items in operating expenses, anticipated timing differences between the recognition and receipt of revenues and unrealized gains and losses on foreign currency and interest financial derivatives.
(c)	Adjusted EBITDA contains a realized foreign currency gain of $1.3 million resulting from the financial instrument we have in place to hedge EUR/USD movements in our operating cash flows.

Distributable Cash Flow (“DCF”)

Distributable cash flow represents Adjusted EBITDA after considering period financial costs including estimated maintenance and replacement capital expenditures and other reserves established by the Partnership. Estimated maintenance and replacement capital expenditures represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with U.S. GAAP. The table below reconciles Adjusted EBITDA to distributable cash flow for the fourth quarter ended December 31, 2014.

(in US$ millions)	Three Months Ended December 31, 2014
Adjusted EBITDA	50.1
Cash interest expense	(4.7)
Cash income tax expense	—
Maintenance capital expenditures	(4.9)
Cash flow attributable to non-controlling interest	(27.8)

Distributable cash flow	12.7
Total distribution	10.8
Coverage ratio	1.18x